SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

October 15, 2014

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

15 October 2014

Smith & Nephew plc (the "Company") announces that on 14 October 2014 a ratio change occurred to its NYSE-listed American Depositary Receipt ("ADR") programme. The ADR ratio changed from one ADR to five Ordinary Shares, to its now current ratio of one ADR per two Ordinary Shares. Following this change in ADR ratio, the holdings of certain Directors and persons discharging managerial responsibilities' ("PDMRs") have changed as follows:

Name:	Director / PDMR:	No. of shares before the ratio change:	Percentage of issued class held:	Total holding following change in ADR ratio:	Total percentage holdings following notification:
Michael Friedman	Director	8,882 Ordinary Shares (including 1,665 ADS')	Less than 0.01%	8,882 Ordinary Shares (including 4,162.5 ADS')	Less than 0.01%
Joseph Papa	Director	12,997 Ordinary Shares (including 2,500 ADS')	Less than 0.01%	12,997 Ordinary Shares (including 6,250 ADS')	Less than 0.01%
Jack Campo	PDMR	88,568 Ordinary Shares (including 15,044 ADS')	Less than 0.01%	88,568 Ordinary Shares (including 37,610 ADS')	Less than 0.01%
Michael Frazzette	PDMR	14,848 ADS'	Less than 0.01%	37,120 ADS'	Less than 0.01%
Gordon Howe	PDMR	14,834 ADS'	Less than 0.01%	37,085 ADS'	Less than 0.01%

Notes:

1. This transaction took place in New York, USA.

2. This announcement is made in accordance with the requirements of DTR 3.1.4 (a) R.

Vickie Grady
Deputy Company Secretary
Smith & Nephew plc
Tel: 020 7401 7646

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: October 15, 2014

By: /s/ Susan Swabey
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Susan Swabey
Company Secretary